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RECD S.E.C.

FEB 28 2008

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 29533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2007   AND ENDING   12/31/2007
                                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.D. Vest Investment Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6333 North State Highway 161 – Suite 400
                                 (No. and Street)

Irving   Texas   75038
             (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett   (972) 870-6041
                                                               (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                               (Name -- if individual, state last, first, middle name)

55 Second Street, Suite 1400   San Francisco   California   94105
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Joel Bennett</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>H.D. Vest Investment Securities, Inc.</u>, as of <u>December 31, 2007</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

_____

_____

    ,

JENEANE THERESE RICE
Notary Public, State of Texas
My Commission Expires
January 03, 2012

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2008

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Assets:		
Cash and cash equivalents	$	48,819,375
Cash required to be segregated under federal or other regulations		3,663,844
Commissions and accounts receivable		12,751,950
Receivable from affiliate		113,937
Deferred expenses		1,669,104
Receivable from Parent		1,009,335
Other assets		133,763
Goodwill		104,300,551
Total assets	$	172,461,859

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	9,054,298
Amounts due on clearing transactions		3,197,293
Payable to Parent		3,724,253
Deferred revenue		1,669,104
Other liabilities and accrued expenses		1,150,909
Total liabilities		18,795,857
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Retained earnings		42,649,451
Total shareholder's investment		153,666,002
Total liabilities and shareholder's investment	$	172,461,859

See accompanying notes to the statement of financial condition.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is a wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii). WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $3,663,844 is segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(d) Fair Values of Assets and Liabilities

Effective January 1, 2007, the Company adopted FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The adoption of FAS 157 did not have any effect on the Company's statement of financial condition at the date of adoption. At December 31, 2007, the Company had cash equivalents totaling $ 40,734,549 in a money market mutual fund, with an affiliate, which are considered to be Level 1 assets as defined under FAS 157. Level 1 valuation is based upon quoted prices for identical instruments traded in active markets.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability in payable to Parent.

(Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

On January 1, 2007, the Company adopted FIN 48 – Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. The adoption of FIN 48 did not have any effect on the statement of financial condition at the date of adoption.

(f) *Amounts Due on Clearing Transactions*

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(g) *Use of Estimates*

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) *Goodwill*

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2007, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$ 39,313,368
Required net capital	1,250,657
Excess net capital	$ 38,062,711
Ratio of AI/NC	.48 to 1

(Continued)

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the payable to Parent on the accompanying statement of financial condition is $4,044,007 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

At December 31, 2007, the Company had $41,410,961 of cash and cash equivalents held with a related party.

In July 2007, the Company made a dividend payment of $17,500,000 to its Parent.

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies,* we have established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

SFAS No. 142, *Accounting for Goodwill and Intangible Assets* requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to the Company was tested for impairment by comparing the fair value with its carrying value during 2007. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(6) Income Taxes

Included in receivable from Parent and payable to Parent is taxes receivable of $875,689 which includes a deferred tax asset of $336,470 and a current tax receivable of $539,219. The primary temporary difference that gives rise to the deferred tax asset relates to certain contingent liabilities. The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset, as management believes it is more likely than not that the deferred tax asset will be realized based on the Company's prospects for generation of future taxable income.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2007

On January 1, 2007, the Company adopted FIN 48 – Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. Implementation of FIN 48 did not result in a cumulative effect adjustment to retained earnings and there are no unrecognized tax benefits reflected in this statement of financial condition.



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